UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 14)*

                   American Real Estate Partners, L.P.
                            (Name of Issuer)

       Depositary Units Representing Limited Partnership Interests
                     (Title of Class of Securities)

                               029169 10 9
                             (CUSIP Number)

                           Marc Weitzen, Esq.
              Gordon Altman Butowsky Weitzen Shalov & Wein
                    114 West 47th Street, 20th Floor
                        New York, New York 10036
                             (212) 626-0888

      (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                              June 21, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     SCHEDULE 13D - Amendment No. 14

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware Corporation, Carl C. Icahn, a citizen of the United States of America, Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), Icahn Capital Corporation, a Delaware corporation and Icahn Holding Corporation, a Delaware corporation ("IHC"), as amended by Amendment No. 1 dated November 16, 1990, Amendment No. 2 dated March 19, 1992, Amendment No. 3 dated March 18, 1993, Amendment No. 4 dated May 13, 1993, Amendment No. 5 dated March 24, 1994, Amendment No. 6 dated July 28, 1994, Amendment No. 7 dated July 29, 1994, Amendment No. 8 dated April 13, 1994, Amendment No. 9 dated August 30, 1995, Amendment No. 10 dated September 14, 1995, Amendment No. 11 dated January 19, 1996, Amendment No. 12 dated January 22, 1996 and Amendment No. 13, dated March 8, 1996 is further amended to furnish the additional information set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Icahn Group's prior statements on Schedule 13D.

Item 2.   Identity and Background

          Item 2 is hereby amended to add the following:

          Prior to the American Property Investors, Inc. ("API") meeting of the Board of Directors of June 17, 1996, Mark H. Rachesky resigned as an officer and director of API.

Item 4.   Purpose of Transaction

          Item 4 is hereby amended to add the following:

          Registrants are supporting and intend to consent to a proposed amendment and restatement of (the "Amendment") Section 3.01 of the Issuer's Amended and Restated Limited Partnership Agreement (the "Partnership Agreement"), the text of which Amendment is attached hereto as Exhibit 1 and is incorporated herein in its entirety. Upon adoption of the Amendment, Issuer will have the authority to take advantage of investment opportunities which it believes exist outside of the real estate market in order to maximize Unitholder value and further diversify its portfolio, while continuing to seek undervalued investment opportunities in the real estate market. Investments in non-real estate assets will be made, directly or indirectly (including through other entities), in equity and debt securities of domestic and foreign issuers that are not necessarily engaged as one of their primary activities in the ownership, development or management of real estate.

          Pursuant to Article XIV of the Partnership Agreement, the written consent of holders of record owning at least a majority of the outstanding Depositary Units is necessary for the adoption of an amendment. The affirmative consent of the Registrants, as beneficial holders of more than 50% of the outstanding Depositary Units, will result in the approval of the Amendment.

Item 7.   Material to be filed as Exhibits

Exhibit 1 Text of proposed amended and restated Section 3.01 of the Amended and Restated Limited Partnership Agreement of American Real Estate Partners, L.P.

                               SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in American Real Estate Partners, L.P., a Delaware limited partnership, is true, complete and correct.


Dated: June 21, 1996


                                   HIGH COAST LIMITED PARTNERSHIP

                                   By: American Property Investors, Inc.
                                   Its: General Partner



                                   By: /s/   Gail Golden
                                   Name: Gail Golden
                                   Title: Assistant Secretary



                                   AMERICAN PROPERTY INVESTORS, INC.



                                   By:  /s/  Gail Golden
                                   Name: Gail Golden
                                   Title: Assistant Secretary



                                   CARL C. ICAHN


                                   /s/  Carl C. Icahn

                                   [Signature Page for AREP 13D]
                                   Amendment No. 14